As filed with the Securities and Exchange Commission on July 2, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A

AMENDMENT NO. 1

to

ANNUAL REPORT
of

HER MAJESTY THE QUEEN
IN RIGHT OF NEW ZEALAND
(Name of Registrant)

Date of end of last fiscal year: June 30, 2006

SECURITIES REGISTERED

(As of the close of the last fiscal period)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

Twenty-five Year 9 7/8% Bonds Due January 15, 2011	US$150,000,000	New York Stock Exchange

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

HER EXCELLENCY MS. ROSEMARY BANKS

Permanent Representative

of the New Zealand Permanent Mission

to the United Nations

One United Nations Plaza

25th Floor

New York, NY 10017

Copies to:

JOHN E. ESTES

Sullivan & Cromwell

101 Collins Street

Melbourne, Victoria 3000

Australia

EXPLANATORY NOTE

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended June 30, 2006 (the “Annual Report”) by filing the following additional exhibits.

Exhibit (e)(1) — 2007 Executive Summary

Exhibit (e)(2) — 2007 Budget Speech

Exhibit (e)(3) — 2007 Fiscal Strategy Report

Exhibit (e)(4) — 2007 Budget Economic and Fiscal Update

Information contained in or otherwise accessible through the Internet sites mentioned in the exhibits to the Annual Report on Form 18-K, as amended, does not form a part of the Annual Report. All references to Internet sites are for informational purposes only.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to New Zealand’s Annual Report on Form 18-K/A to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 29th day of June, 2007.

HER MAJESTY THE QUEEN IN RIGHT OF NEW
ZEALAND

By	/s/ MS. ROSEMARY BANKS
HER EXCELLENCY MS. ROSEMARY BANKS
Permanent Representative
New Zealand Permanent Mission
to the United Nations

By	/s/ KIRSTY GRAHAM
KIRSTY GRAHAM
Deputy Permanent Representative
New Zealand Permanent Mission
to the United Nations

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

HER MAJESTY THE QUEEN
IN RIGHT OF NEW ZEALAND

EXHIBITS
to

FORM 18-K

ANNUAL REPORT
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FILED AS PART OF THE

FORM 18-K/A

AMENDMENT NO. 1

to the

ANNUAL REPORT

EXHIBIT VOLUME

Exhibit Index to the Form 18-K/A Amendment No. 1

The undersigned hereby amends its Annual Report on Form 18-K for the fiscal year ended June 30, 2006 (the “Annual Report”) by filing the following additional exhibits.

Exhibit (e)(1) — 2007 Executive Summary

Exhibit (e)(2) — 2007 Budget Speech

Exhibit (e)(3) — 2007 Fiscal Strategy Report

Exhibit (e)(4) — 2007 Budget Economic and Fiscal Update

B.2 & B.3

17 May 2007

Budget 2007

Executive Summary

Speech

Fiscal Strategy Report

Economic and Fiscal Update

ISBN 0-478-29366-6

Contents

Executive Summary

Budget Speech

Fiscal Strategy Report

Summary
The Government’s Fiscal Strategy
Short-Term Economic and Fiscal Outlook
Gross Sovereign Issued Debt and Reserve Bank Settlement Cash
The Long-Term Fiscal Challenge
Health in the Long Term: Ways to Manage Expenditure Growth
Long-Term Fiscal Outlook
Conclusion
Annex 1: Long-Term Objectives
Annex 2: Short-Term Fiscal Intentions
Annex 3: Projection Assumptions
Annex 4: Revenue Strategy

Budget Economic and Fiscal Update

Statement of Responsibility

Economic and Tax Outlook

Summary
Assumptions Underlying the Central Forecast
Growth Eased in 2005 and 2006
Growth Rebounded in Late 2006 and Early 2007
Growth Forecast to Slow and Imbalances Expected to Subside During 2008 and 2009
Drivers of Private Consumption
Real GDP Growth Forecast to Return to Trend by 2010 and 2011
Impact of KiwiSaver Enhancements and the Business Tax Reform

Fiscal Outlook

Fiscal Forecasts – Finalisation Dates and Key Assumptions
Summary of Budget Update
Old GAAP and New GAAP
The New Zealand Superannuation Fund
Updated Fiscal Indicators

Key Trends
Application of the Operating Balance
New Zealand International Financial Reporting Standards
Revenue and Expenses
Core Crown – Revenue
Gains and Losses
Core Crown – Expenses
Top-down Adjustment to Spending
Net Worth
Core Crown
State-Owned Enterprises and Crown Entities – Net Surpluses
Comparison with Half Year Update
Effect of Policy Changes on Tax Forecasts since the
Half Year Update
Indicators of the Government’s Fiscal Performance

Risks and Scenarios

Summary
Introduction
Economic Risks
Economic Scenarios
Fiscal Scenarios
Fiscal Sensitivities

Specific Fiscal Risks

Introduction
Charges against Future Budgets
Statement of Fiscal Risks
Contingent Liabilities

Generally Accepted Accounting Practice (GAAP) Series Tables

Forecast Financial Statements
Statement of Accounting Policies and Forecast Assumptions
Government Reporting Entity as at 9 May 2007
Forecast Financial Statements
Notes to the Forecast Financial Statements

Core Crown Expense Tables

NZ IFRS Transition – Budget 2007

Glossary of Terms

Other Information

On the Treasury’s website is a series of other information that contains detailed economic forecast tables and additional financial information.  This information provides users of the 2007 Budget Economic and Fiscal Update with further detail and should be read in conjunction with the published document.  It can be accessed at:

www.treasury.govt.nz/forecasts/befu/2007/